FOR IMMEDIATE RELEASE

                TTI Telecom Streamlines Network Fault Management
      New management client shortens operator reaction time and facilitates decision-making processes

Petach Tikva, Israel, Feb 4, 2008 - TTI Team Telecom International Ltd. (NASDAQ:
TTIL) ("TTI Telecom"), a global supplier of Operations Support Systems (OSS) to communications service providers, announced today the launch of their renovated Fault Management product, the Netrac FaM 10 Cruiser. The new release features a next generation fault management rich client that leverages the new Microsoft ..NET Framework 3.0 technology to create a comprehensive graphical interface and enable the most efficient network management. The product is redesigned to support network management concepts which correspond to recent service provider needs and business processes, and now provides operators and managers with greater network-wide visibility and improves decision-making capabilities.

TTI Telecom's Netrac FaM 10 Cruiser is designed to handle the heavy-duty usage needs of service providers who are required to manage increasingly complex consolidated networks in order to offer competitive service bundles, while at the same time keep operational expenses to a minimum. The Cruiser assists Network Operation Centers (NOCs) in overcoming the difficulties involved in both Legacy and Next Generation Network management, working to achieve the "lean operator" model of efficiency, accelerating fault resolution and improving customer satisfaction.

"The Netrac FaM 10 Cruiser represents a new generation of Fault Management products," commented Shachar Ebel, CTO at TTI Telecom. "With intelligent events processing capabilities, advanced fault management concepts and a new telecom-oriented graphical interface, it is currently the most robust tool in the industry for managing modern converged telecommunications networks. The Cruiser streamlines both technical and administrative processes, enabling service providers to continue to develop their networks and offer more sophisticated services and bundles, while optimizing cost efficiency, quality of experience and maintaining a loyal subscriber base."

In addition to the functional improvements, Netrac FaM 10 Cruiser client was designed based on the latest technology provided by Microsoft. The ability to install and support the application over the web eases the IT burden within the organization and minimizes support costs.

TTI Telecom will be showcasing Netrac FaM 10 Cruiser along with its full line of service management OSS at the Mobile World Congress in Barcelona, February 11-14, at booth 2B72. To schedule an executive briefing or product demonstration, please contact Dvora Madmon at dvoram@tti-telecom.com.

About TTI Telecom

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of Next Generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, Next Generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

For more information, please visit www.tti-telecom.com
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Media Contacts:   Michael Horowitz               Yochi Eisner
                  NCSM, Strategic Marketing      Director, Proposals and Marcom
                  mike@ncsm.co.il                TTI Telecom
                  ---------------                info@tti-telecom.com
                  Tel: +972-2-563-7527           --------------------
                                                 www.tti-telecom.com
                                                 -------------------
                                                 Tel: +972-3-926-9700
                                                 Fax: +972-3-922-1249